UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 171st MEETING OF THE FISCAL BOARD OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2019

1.    DATE, TIME AND PLACE: On February 14, 2019, at 10:00 a.m., at the headquarters of Telefônica Brasil S.A. ("Company") located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32º floor, A Side, 4G+ room, Cidade Monções neighborhood, in the City of São Paulo, State of São Paulo.

2.    CALL AND ATTENDANCE: A call was made in accordance to the Company’s Bylaws. All members of the Fiscal Board of the Company (“Fiscal Board”) were present, representing the necessary quorum. Were also present, the Director of Finance, Mr. Rodrigo Rossi Monari; the Director of Accounting and Commissioning, Mr. João Orlando Lima Carneiro; the Accountant of the Company, Mr. Carlos Cesar Mazur; the Director of Investor Relations, Mr. Luis Carlos da Costa Plaster; the Manager of Investor Relations, Mr. João Pedro Xavier Esteves Soares Carneiro; the Director of Corporate Affairs, Ms. Carolina Simões Cardoso, as Secretary of the Meeting, in addition to the representative of PriceWaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sérgio Zamora and Mr. Rodrigo Marcatti.

3.    EXPOSITIONS AND RESOLUTIONS: Having examined and debated the matters on the Agenda, the members of the Fiscal Board who attended the Meeting deliberated as described below:

(i)    Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report related to the fiscal year ended December 31, 2018: Initially, Mr. João Orlando Lima Carneiro gave a presentation on the Financial Statements and Mr. Luis Carlos da Costa Plaster gave a presentation on the Annual Management Report. Subsequently, the representative of PWC, Mr. Sérgio Zamora, presented the work carried out by the independent auditors in the period. The Financial Statements for the fiscal year ended December 31, 2018 were analyzed by the Fiscal Board, as well as the Independent Auditors’ Report and the Annual Management Report, being provided the necessary clarifications by the Company’s representatives and by the independent auditors, PwC. After analyzing the documents and information presented, the Fiscal Board members issued a favorable opinion to the documents, according to which consider such documents and information are adequate and correct.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 171st MEETING OF THE FISCAL BOARD OF

TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 14, 2019

(ii) Proposal for Capital Budget for the fiscal year ending December 31, 2019, including the Report on the Execution of the Capital Budget for 2018: Mr. Rodrigo Rossi Monari presented the Proposal for Capital Budget for the year ending December 31, 2019. The Proposal for Capital Budget for the fiscal year ending December 31, 2019 and the Report on the Execution of the Capital Budget for 2018 were analyzed by the Fiscal Board, being provided the necessary clarifications. After the analysis, the Fiscal Board members issued a favorable opinion to the documents, according to which consider such documents and information adequate and correct.

(iii) Proposal for Income Allocation for the fiscal year ended December 31, 2018: Mr. Rodrigo Rossi Monari presented the Proposal for Income Allocation for the year ending December 31, 2018. The Proposal for Income Allocation for the fiscal year ended December 31, 2018 was analyzed by the Fiscal Board, being provided the necessary clarifications. After the analysis, the Fiscal Board members issued a favorable opinion to the document, according to which consider such document and information adequate and correct.

Finally, the Fiscal Board members informed that the opinion of the Fiscal Board on the matters presented will be issued on the date of the next Board of Directors' meeting and will be filed at the Company's headquarters.

4.    CLOSING: No further business to be discussed the meeting was closed and these minutes drawn up. São Paulo, February 14, 2019. (signatures) Flávio Stamm; Cremênio Medola Netto; Charles Edwards Allen; and Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that this is a faithful copy of the minutes of the 171st meeting of the Fiscal Board of Telefônica Brasil S.A., held on February 14, 2019, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

ANNEX

FISCAL BOARD OPINION

The members of the Fiscal Board of Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in article 163 of the Brazilian Corporate Law, examined and analyzed the Company's Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the fiscal year ended December 31, 2018 ("Annual Financial Statements for 2018"), as well as the Proposal for Capital Budget for the fiscal year of 2019, including the Report on the Execution of the Capital Budget for 2018 and the Proposal for Income Allocation for the fiscal year of 2018 and, taking into account the information provided by the Board of Executive Officers of the Company and by PricewaterhouseCoopers Auditores Independentes, they are unanimously in favor of these documents, as they adequately reflect the Company's equity and financial positions in all material respects, and recommend the submission of such documents to the Company's Ordinary and Extraordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 15, 2019.

Flavio Stamm Fiscal Board Member (effective)	Cremênio Medola Netto Fiscal Board Member (effective)	Charles Edwards Allen Fiscal Board Member (effective)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director